Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Israeli Prime Minister Visits Steakholder Foods® to
Experience Cutting-Edge 3D Printing Technology and
Taste Structured Cultivated Slaughter-Free Meat

 As Israel continues to lead the way in foodtech innovation, Prime Minister Benjamin Netanyahu takes a firsthand look at the latest developments in Steakholder Foods and the foodtech industry:

•	Tasted Steakholder Foods’ delicious, 3D-printed cultivated meat creations.

•	Became first Prime Minister to ever taste 3D-printed cultivated fish.

•	Experienced a demo of Steakholder Foods’ industrial printer, printing a customized steak and fish fillet.

•	Hosted a roundtable discussion with industry leaders, government officials, and representatives of investors, academia, and the non-profit sector.

Rehovot, Israel, April 20, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), an international deep tech food company at the forefront of the cultivated meat industry, announced that it was proud to host the Prime Minister of Israel, Mr. Benjamin Netanyahu, who explored the latest advancements in cultivated meat and 3D bio-printing, and tasted 3D-printed cultivated fish and meat products at the cutting edge of foodtech.

First Prime Minister to ever taste 3D-printed cultivated fish. Photo by Uria sayag.	Israeli Prime Minister Visits Steakholder Foods® to Experience Cutting- Edge 3D Printing Technology. Photo by Uria sayag.

During his visit, the Prime Minister had the opportunity to tour the company’s facilities, see firsthand how Steakholder Foods’ industrial-scale 3D bio-printer works, and learn about its potential to print tons of cultivated meat per day. He said that there is a global revolution in how humanity is producing food, and emphasized that his government is working to help companies move forward in order to maintain a technological lead.

He then tasted a 3D-printed cultivated fish fillet, printed with Steakholder Foods’ customized bio-inks using Umami Meats’ fish cells. The tasting also included Steakholder Foods’ beef product grown with ethically harvested cells in the Company’s facilities.

Joining the tour were industry leaders (including the CEOs of leading Israeli food manufacturers), government officials, and representatives of investors, academia and the non-profit sector, including:
•	Prime Minister of Israel - Mr. Benjamin Netanyahu
•	Israeli Minister of Innovation, Science and Technology – Mr. Ofir Akunis
•	Director-General of the Prime Minister’s Office – Mr. Yossi Sheli
•	CEO of the Israel Innovation Authority – Mr. Dror Bin
•	Director-General of the Ministry of Health – Mr. Moshe Bar Siman Tov

•	Prime Minister’s Animal Rights Advisor – Mrs. Tal Gilboa

•	Israeli Cabinet Secretary – Mr. Tzahi Braverman

•	Steakholder Foods CEO – Mr. Arik Kaufman

•	Steakholder Foods Co-Founder and Chairman – Mr. Yaron Kaiser

•
Heads of leading food manufacturers in Israel - Vice President for Business Development of the Strauss Group, Mr. Elad Komissar, CEO of Osem-Nestlé, Mr. Avi Ben-Assayag and Chief Innovation Officer of Tnuva, Mr. Shay Cohen.

•	CEO of Milk & Honey Ventures – Mr. Beni Nofech

•	Innovation and Applied Research Leader, Technion R&D Foundation - Mr. David Shem Tov

Prime Minister Netanyahu: "Today we ate fish that was produced without fish and meat that was produced without cattle. This is a global revolution.
Israel is a global leader in the field of alternative protein and we will see to it that we continue to lead."

Arik Kaufman, CEO of Steakholder Foods: “As Israel continues to lead the way in food innovation, today’s visit by the Prime Minister of Israel is a testament to the importance of our technology and the incredible potential it holds for the future. We were honored to offer Mr. Netanyahu the opportunity to taste and witness the future of food.”

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep -tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC), with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing a variety of beef, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com